January 10, 2025

VIA EDGAR
Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington DC 20549 Attention: Division of Corporation Finance Office of Real Estate & Construction
Re: MacKenzie Realty Capital, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-3
Filed December 23, 2024
File No. 333-283478

To the Commission:
On December 23, 2024, the Company filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the registration statement on Form S-3 (the “Registration Statement”).  The Company received comments from the Staff (the “Staff”) of the Commission on January 8, 2025.  The Company has filed today Amendment No. 2 to the Registration Statement (the “Amendment”), reflecting responses to the comments received and updating certain information in the Registration Statement.
Each comment has been included below for your reference and the Company’s response is presented below each comment.
1.	Comment:	Amendment No. 1 to Registration Statement on Form S-3
Risk Factors
There may be claims relating to our possible non-compliance with federal and/or state securities laws. . ., page 4.
We refer to your added disclosure regarding these risks. Please revise your disclosure in this risk factor to clarify whether you are referring to the offering under your registration statement on Form N-2 discussed in your other risk factor, or otherwise add additional disclosure to provide context to investors regarding this risk.
Response: We acknowledge the Staff’s comment. In response to the Staff’s comment, we have clarified that this risk factor also relates to the Form N-2.
We note that in addition to the above, we have also modified disclosure in the Registration Statement relating to the amended Charter and Bylaws that were adopted this week, as discussed.
We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing.  As we have previously discussed, the Company desires to have the Registration Statement declared effective as soon as possible.  Please feel free to contact me at 925.235.1006 or by email at chip@mackenziecapital.com should you have any questions or concerns.

Sincerely,

/s/ Chip Patterson

Chip Patterson

Cc: Steve Barrett
Steven F. Carman
Andrew Spector